                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)


                         Inland Steel Industries, Inc.
                         -----------------------------
                                (Name of Issuer)

                     Series G Convertible Preferred Stock
                     ------------------------------------
                         (Title of Class of Securities)

                                  457472 50 4
                                   ----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  45742 50 4      13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES                156,700

BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                         3,600
    EACH             -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                         172,700
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                         NONE
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            175,400

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.7%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------

CUSIP NO.  457472 50 4                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Colorado, Inc.
              Tax Identification No.  84-1187164
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              COLORADO
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 156,700
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                3,600
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               172,700
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                  NONE
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          175,400

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.7%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC
- --------------------------------------------------------------------------------

CUSIP NO.  457472 50 4                           13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank Denver, National Association
              Tax Identification No. 84-0187632
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                156,700
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY               3,600
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING               172,700
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                 NONE
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          175,400

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.7%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)

Item 1(a)          Name of Issuer:
- ---------          --------------

                   Inland Steel Industries, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   30 West Monroe St.
                   Chicago, IL  60603

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Colorado, Inc. ("NCI")

                   3.  Norwest Bank Denver, National Association ("NBD")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NCI is a direct subsidiary of Norwest Corporation. NBD is a direct subsidiary of NCI and an indirect subsidiary of Norwest Corporation.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Colorado, Incorporated
                  One United Bank Center
                  1700 Lincoln Street
                  Denver, CO  80274-0010

              3.  Norwest Bank Denver, National Association
                  1700 Broadway
                  Denver, CO  80274-0005

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NCI is a Colorado corporation.
              3.  NBD is a national banking association.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Series G Convertible Preferred Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              457472 50 4

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (g)  Parent holding company for NCI
              (b)  Bank for NBD

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a) Amount Beneficially Owned. At December 31, 1993, Norwest Corporation was deemed to own, indirectly through its subsidiaries, 175,400 shares. The above shares also include the shares indicated below held by NCI and by NBD. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class:  11.7%

          (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote:  156,700 shares

            (ii)  Shared power to vote or direct the vote:  3,600 shares

            (iii) Sole power to dispose or to direct the disposition of:
                  172,700 shares

            (iv)  Shared power to dispose or direct the disposition of:
                  NONE

          2.  NCI

          (a) Amount Beneficially Owned. At December 31, 1993, NCI was deemed to own, indirectly through its subsidiaries, 175,400 shares.

          (b)  Percent of Class:  11.7%

          (c) Number of shares as to which NCI, indirectly through its subsidiaries, has:

            (i)   Sole power to vote or direct the vote:  156,700 shares

            (ii)  Shared power to vote or direct the vote:  3,600 shares

            (iii) Sole power to dispose or to direct the disposition of:
                  172,700 shares

            (iv)  Shared power to dispose or direct the disposition of: NONE

          3.  NBD

          (a) Amount Beneficially Owned. At December 31, 1993, NBD was deemed to own 175,400 shares. NBD has no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class:  11.7%

          (c)  Number of shares as to which NBD has:

            (i)   Sole power to vote or direct the vote:  156,700
                           shares

            (ii)  Shared power to vote or direct the vote:  3,600 shares

            (iii) Sole power to dispose or to direct the disposition of:
                  172,700 shares

            (iv)  Shared power to dispose or direct the disposition of:
                  NONE

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classification of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 12, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Amendment No. 2 to Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Colorado, Inc. and Norwest Bank Denver, National Association regarding Inland Steel Industries, Inc. Series G Convertible Preferred Stock.)

Item 7
- ------

       (a) Norwest Colorado, Inc. is a parent holding company - Item 3(g)

       (b) Norwest Bank Denver, National Association is a bank - Item 3(b)

                                   AGREEMENT
                                   ---------

  The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed on behalf of Norwest Colorado, Inc. and Norwest Bank Denver, National Association by Norwest Corporation which directly holds 100% of the outstanding capital stock of Norwest Colorado, Inc. and directly or indirectly holds 99.9% of the outstanding capital stock of Norwest Bank Denver, National Association.

Dated:  January 12, 1994

NORWEST CORPORATION


By:  /s/ Laurel A. Holschuh
    -----------------------
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST COLORADO, INC.


By:  /s/ Dennis D. Erickson
     ----------------------
         Dennis D. Erickson, Executive Vice
           President, Treasurer, Chief
           Financial Officer, and Assistant
           Secretary

NORWEST BANK DENVER, NATIONAL ASSOCIATION


By:  /s/ Denise B. Johnson
     ---------------------
         Denise B. Johnson, Vice President